Filed by Comcast Corporation Pursuant to
                                       Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                       Subject Company: AT&T Corp.
                                       Commission File No. 1-1105

                                       Date: February 22, 2002


         The following press release was issued by Comcast Corporation:


COMCAST                                                  PRESS RELEASE
                                                         Comcast Corporation
                                                         1500 Market St.
                                                         Philadelphia, PA 19102
                                                         www.comcast.com
-------------------------------------------------------------------------------
Press Contact
-------------
Karen Dougherty Buchholz
 (215) 981-8520
karen_buchholz@comcast.com
                                                          FOR IMMEDIATE RELEASE

Philadelphia, PA (February 22, 2002) - Comcast Corporation today released the following statement:

Comcast Corporation has received a request for additional information from the U.S. Department of Justice (DOJ) in connection with its proposed combination with AT&T Broadband. Requests such as this are customary for transactions of this nature. Comcast intends to cooperate with the DOJ staff in producing the requested documents and other information. Comcast currently anticipates that the merger will close by the end of 2002, subject to receipt of regulatory and shareholder approvals and satisfaction of other closing conditions.


About Comcast
-------------
Comcast Corporation (www.comcast.com) is principally involved in the development, management and operation of broadband cable networks, and in the provision of electronic commerce and programming content. Comcast Cable is the third largest cable company in the United States serving more than 8.4 million cable subscribers. Comcast's commerce and content businesses include majority ownership of QVC, Comcast-Spectacor, Comcast SportsNet, The Golf Channel and Outdoor Life Network, a controlling interest in E! Networks, and other programming investments.

Comcast's Class A Special and Class A Common Stock are traded on the Nasdaq Stock Market under the symbols CMCSK and CMCSA, respectively.

   Note: The following notice is included to meet certain legal requirements:


                           FORWARD-LOOKING STATEMENTS

     This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of Comcast Corporation ("Comcast") are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in Comcast's filings with the Securities and Exchange Commission ("SEC"), including risks and uncertainties relating to: failure to obtain and retain expected synergies from the proposed transaction with AT&T Corp. ("AT&T") relating to AT&T's broadband business, delays in obtaining, or adverse conditions contained in, any regulatory approvals required for the proposed transaction, changes in laws or regulations, availability and cost of capital and other similar factors. Readers are referred to Comcast's most recent reports filed with the SEC. Comcast is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


                             ADDITIONAL INFORMATION

     In connection with the proposed transactions, AT&T and Comcast will file a joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about AT&T and Comcast, without charge, at the SEC's web site at http://www.sec.gov. Free copies of AT&T's filings may be obtained by directing a request to AT&T Corp., 295 North Maple Avenue, Basking Ridge, N.J. 07920, Attention: Investor Relations. Free copies of Comcast's filings may be obtained by directing a request to Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148, Attention: General Counsel.

     Comcast and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the proposed transaction. Information concerning Comcast's participants in the solicitation is contained in a filing made by Comcast with the Commission pursuant to Rule 14a-12 on July 9, 2001.